Filed Pursuant to Rule 433

Registration Statement No. 333-217996

Final Term Sheet dated June 6, 2019

Relating to Preliminary Prospectus Supplement dated June 6, 2019 to Prospectus dated May 15, 2017

$600,000,000 3.150% NOTES DUE 2029

Issuer:	Camden Property Trust

Expected Ratings (Moody’s / S&P / Fitch)*:	A3 (Stable) / A- (Stable) / A- (Stable)

Type:	SEC Registered

Principal Amount:	$600,000,000

Trade Date:	June 6, 2019

Settlement Date:	T+7; June 17, 2019; under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before the second business day prior to the Settlement Date will be required, by virtue of the fact that the Notes initially will settle on a delayed basis, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters

Maturity Date:	July 1, 2029

Interest Payment Dates:	January 1 and July 1, commencing on January 1, 2020

Benchmark Treasury:	2.375% due May 15, 2029

Benchmark Treasury Price / Yield:	102-12 / 2.109%

Spread to Benchmark Treasury:	1.070% (107 basis points)

Yield to Maturity:	3.179%

Coupon (Interest Rate):	3.150%

Price to Public:	99.751% of the principal amount

Day Count Convention:	30 / 360

Redemption Provision:	Make-whole call based on U.S. Treasury + 0.200% (+20 basis points); if, however, the Notes are redeemed on or after April 1, 2029, the redemption price will equal 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the amount being redeemed to the redemption date

CUSIP / ISIN:	133131 AX0 / US133131AX02

Joint Book-Running Managers:	BofA Securities, Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

Senior Co-Managers:	PNC Capital Markets LLC Wells Fargo Securities, LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Regions Securities LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

No PRIIPs KID: No PRIIPs key information document (KID) has been prepared as not available to retail in the European Economic Area.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, BofA Securities, Inc. toll-free at 1-800-294-1322, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, J.P. Morgan Securities LLC collect at 1-212-834-4533, SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786, or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.